Exhibit 11.1

AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES

SCHEDULE SETTING FORTH COMPUTATION OF LOSS PER SHARE OF CLASS A STOCK

SIX MONTHS ENDED JUNE 30,	2007	2006
(Dollars in thousands, except per share amounts)	(Unaudited)	(Unaudited)

BASIC EPS
Net Loss as reported	$(8,212)	$806

Gain per Class A Share	$(0.17)	$0.03 (1)

Weighted average number of shares used in
calculation (in thousands)	47,574	20,701

DILUTED EPS
Net Loss as reported	$(8,212)	$806

Gain per Class A Share	$(0.17)	$0.04

Weighted average number of shares used in
calculation (in thousands)	47,574	22,548

(1)	After deduction of accrued preferred stock dividends of $90 thousand.